Exhibit 99.1

InMode Reports Record Third Quarter 2021 Financial Results:
Quarterly Revenue of $94.2M, 58% Year-Over-Year Growth;
GAAP Net Income of $44.7M, 87% increase compared to Q3 2020

YOKNEAM, Israel, October 26, 2021, InMode Ltd. (Nasdaq: INMD) (“InMode”), a leading global provider of innovative medical technologies, today announced its consolidated financial results for the third quarter ended September 30, 2021.

Third Quarter 2021 Highlights:

•     Record quarterly revenues of $94.2 million, an increase of 58% compared to the third quarter of 2020: InMode’s proprietary surgical technology platforms engaged in minimally invasive and subdermal ablative treatments represented 73% of quarterly revenues, while 18% came from InMode’s hands-free platforms and 9% from InMode’s traditional laser and non-invasive RF platforms

• Record GAAP net income of $44.7 million, compared to $23.9 million in the third quarter of 2020; *non-GAAP net income of $47.9 million, compared to $26.6 million in the third quarter of 2020
• Record GAAP diluted earnings per share(1) of $0.52, compared to $0.28 in the third quarter of 2020; *non-GAAP diluted earnings per share(1) of $0.55, compared to $0.31 in the third quarter of 2020
• Total cash position of $387.4 million as of September 30, 2021, including cash and cash equivalents, marketable securities, and short-term bank deposits

U.S. GAAP Results (U.S. dollars in thousands, except for per share data)
	Q3 2021	Q3 2020
Revenues	$94,176	$59,714
Gross Margins	85%	84%
Net Income Attributable to InMode Ltd.	$44,718	$23,895
Earnings per Diluted Share(1)	$0.52	$0.28
*Non-GAAP Results (U.S. dollars in thousands, except for per share data)
	Q3 2021	Q3 2020
Gross Margins	86%	85%
Net Income Attributable to InMode Ltd.	$47,910	$26,638
Earnings per Diluted Share(1)	$0.55	$0.31

*Please refer to “Use of Non-GAAP Financial Measures” below for important information about non-GAAP financial measures. A reconciliation between U.S. GAAP and non-GAAP Statement of Income is provided following the financial statements that are included in this release. Non-GAAP results exclude share-based compensation and related tax adjustments.

(1) The GAAP and non-GAAP earnings per diluted share have been adjusted retroactively for a 1-for-2 stock split of InMode shares by way of an issuance of bonus shares that occurred pursuant to a resolution of our board of directors dated September 14, 2021.

Management Comments

“We are very pleased to announce another quarter of record results, solid growth and success with our latest product launches,” said Moshe Mizrahy, CEO of InMode. “InMode is continuing its global expansion and is examining establishing a new subsidiary in another major European country. During what is normally a slower summer quarter, sales of hands-free devices very nearly matched the prior quarter. And our advancement into the women’s health space was off to a promising start with its inaugural roll-out in the U.S.”

“Early in the third quarter, we delivered two new platforms to the market, EmpowerRF and EvolveX. As we have done so far, we will continue to deliver two new platforms every year to maintain our position in the aesthetic market and expand our business by delivering innovative technologies in new medical applications,” commented Dr. Michael Kreindel, CTO and co-founder of InMode.

“Following the launch of EmpowerRF in the U.S. focused on early adopters, urogynecologists, we are encouraged by the positive feedback that we received so far, and we plan to progress gradually as more and more gynecologists will adopt our unique technology,” said Dr. Spero Theodorou, InMode’s Chief Medical Officer.

“This was another record revenue quarter in the U.S, supported by our renowned education initiatives and continued expansion. Our workshop attendance reached an all-time high, a solid indication of market demand, physicians’ interest, and the trust in our technologies,” stated Shakil Lakhani, President of InMode North America.

Third Quarter 2021 Financial Results

Total revenues for the third quarter of 2021 reached $94.2 million, an increase of 58% compared to the third quarter of 2020. “The increase in revenues was driven by the continued success of our core minimally invasive technology, as well as the gained traction in international markets, with international revenues growing 68% year over year. Patients seeking minimally invasive treatments at unprecedented levels allowed us to maintain the number of disposables sold in comparison to Q2 of 2021, despite seasonal fluctuations traditionally associated with the third quarter. Revenues outside the U.S. represented 34%, with Asia, Europe and Latin America being major contributors to the Company’s growth,” commented Yair Malca, InMode’s Chief Financial Officer.

GAAP gross margin for the third quarter of 2021 was 85% compared to a gross margin of 84% in the third quarter of 2020. *Non-GAAP gross margin for the third quarter of 2021 was 86% and 85% for the third quarter of 2020.

GAAP operating margin for the third quarter of 2021 was 48%, compared to 39% in the third quarter of 2020. *Non-GAAP operating margin for the third quarter of 2021 was 51%, compared to 43% in the third quarter of 2020. This increase is primarily attributable to the company’s accelerated growth.

InMode reported GAAP net income attributable to InMode Ltd. of $44.7 million, or $0.52 per diluted share(1), in the third quarter of 2021, compared to $23.9 million, or $0.28 per diluted share(1), in the third quarter of 2020. On a *non-GAAP basis, InMode reported net income attributable to InMode Ltd of $47.9 million, or $0.55 per diluted share(1), in the third quarter of 2021, compared to $26.6 million, or $0.31 per diluted share(1), in the third quarter of 2020.

2021 Financial Outlook

Management provided an outlook for the full year of 2021, the period ending December 31, 2021. Based on current estimates, management expects:

●	Revenues between $343 million and $347 million

●	*Non-GAAP gross margin between 84% and 86%

●	*Non-GAAP income from operations between $165 million and $167 million

●	*Non-GAAP earnings per diluted share(1) between $1.91 and $1.93

This outlook is not a guarantee of future performance and stockholders should not rely on such forward-looking statements. See “Forward-Looking Statements” for additional information.

*Please refer to “Use of Non-GAAP Financial Measures” below for important information about non-GAAP financial measures. A reconciliation between U.S. GAAP and non-GAAP Statement of Income is provided following the financial statements that are included in this release. Non-GAAP results exclude share-based compensation and related tax adjustments.

(1) The GAAP and non-GAAP earnings per diluted share have been adjusted retroactively for a 1-for-2 stock split of InMode shares by way of an issuance of bonus shares, that occurred pursuant to a resolution of our board of directors dated September 14, 2021.

Use of Non-GAAP Financial Measures

In addition to InMode’s operating results presented in accordance with GAAP, this release includes certain non-GAAP financial measures including non-GAAP net income, non-GAAP earnings per diluted share and non-GAAP operating margin. Because these measures are used in InMode’s internal analysis of financial and operating performance, management believes that they provide greater transparency to investors of management's view of InMode’s economic performance. Management also believes the presentation of these measures, when analyzed in conjunction with InMode’s GAAP operating results, allows investors to more effectively evaluate and compare the performance of InMode to that of its peers, although InMode’s presentation of its non-GAAP measures may not be comparable to other similarly titled measures of other companies. Schedules reconciling each of these non-GAAP financial measures are provided as a supplement to this release.

Conference Call Information

Mr. Moshe Mizrahy, Chairman and Chief Executive Officer, Dr. Michael Kreindel, co-founder and Chief Technology Officer, Mr. Yair Malca, Chief Financial Officer, Mr. Shakil Lakhani, President of North America, and Dr. Spero Theodorou, Chief Medical Officer, will host a conference call today, October 26, 2021, at 8:30 a.m. Eastern Time to discuss the third quarter 2021 financial results.

The Company encourages participants to pre-register for the conference call using the following link:  https://dpregister.com/sreg/10157922/ea04627326
Callers will receive a unique dial-in upon registration, which enables immediate access to the call. Participants may pre-register at any time, including up to and after the call start time.

For callers that opt out of pre-registration, please dial one of the following teleconferencing numbers. Please begin by placing your call 10 minutes before the conference call commences. If you are unable to connect using the toll-free number, please try the international dial-in number.

U.S. Toll-Free Dial-in Number: 1-833-316-0562
Israel Toll- Free Dial-in Number: 1-80-921-2373
International Dial-in Number: 1-412-317-5736

At:
8:30 a.m. Eastern Time
5:30 a.m. Pacific Time
3:30 p.m. Israel Time

The conference call will also be webcast live from a link on InMode's website at https://inmodemd.com/investors/events-presentations/. A replay of the conference call will be available from October 26, 2021, at 12 p.m. Eastern Time to November 9, 2021, at 11:59 p.m. Eastern Time. To access the replay, please dial one of the following numbers:

Replay Dial-in U.S TOLL-FREE: 1-877-344-7529
Replay Dial-in Canada TOLL-FREE: 855-669-9658
Replay Dial-in TOLL/INTERNATIONAL: 1-412-317-0088
Replay Pin Number: 10157922
To access the replay using an international dial-in number, please select the link below:
https://services.choruscall.com/ccforms/replay.html

A replay of the conference call will also be available for 90 days on InMode's website at https://inmodemd.com/investors/.

About InMode

InMode is a leading global provider of innovative medical technologies. InMode develops, manufactures, and markets devices harnessing novel radio frequency (“RF”) technology. InMode strives to enable new emerging surgical procedures as well as improve existing treatments. InMode has leveraged its medically accepted minimally invasive RF technologies to offer a comprehensive line of products across several categories for plastic surgery, gynecology, dermatology, otolaryngology, and ophthalmology. For more information about InMode, please visit www.inmodemd.com.

Forward-Looking Statements

The information in this press release includes forward-looking statements within the meaning of the federal securities laws. These statements generally relate to future events or InMode’s future financial or operating performance, including the future performance described above under the heading titled “2021 Financial Outlook.” Actual outcomes and results may differ materially from what is expressed or forecast in such forward-looking statements. In some cases, you can identify these statements because they contain words such as "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "predict," "project," "will," "would" and similar expressions that concern our expectations, strategy plans or intentions. Forward-looking statements are based on management's current expectations and assumptions, and are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict, including with respect to the impact of the COVID-19 global outbreak. Consequently, actual results could differ materially from those indicated in these forward-looking statements. When considering these forward-looking statements, you should keep in mind the risk factors and other cautionary statements included in InMode’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 10, 2021, risk factors relating to the COVID-19 global outbreak and our future public filings. InMode undertakes no obligation and does not intend to update these forward-looking statements to reflect events or circumstances occurring after this press release. You are cautioned not to place undue reliance on these forward-looking statements, which pertain only as of the date of this press release.

Company Contact: Yair Malca Chief Financial Officer Phone: (949) 305-0108 Email: Yair.Malca@inmodemd.com	Investor Relations Contact: Miri Segal MS-IR LLC Phone: (917) 607-8654 Email: ir@inmodemd.com

INMODE LTD.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(U.S. dollars in thousands, except for per share data)
(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
REVENUES	94,176	59,714	247,025	130,920
COST OF REVENUES	13,943	9,395	36,745	20,274
GROSS PROFIT	80,233	50,319	210,280	110,646
OPERATING EXPENSES:
Research and development	2,248	1,959	7,004	7,207
Sales and marketing	30,835	23,758	84,067	61,293
General and administrative	2,132	1,309	5,884	4,745
TOTAL OPERATING EXPENSES	35,215	27,026	96,955	73,245
INCOME FROM OPERATIONS	45,018	23,293	113,325	37,401
Finance income (expenses), net	(65)	798	407	2,063
INCOME BEFORE TAXES	44,953	24,091	113,732	39,464
INCOME TAXES	235	207	1,343	509
NET INCOME	44,718	23,884	112,389	38,955
Add: Loss (net income) attributable to non-controlling interests	-	11	(103)	(39)
NET INCOME ATTRIBUTABLE TO INMODE LTD.	44,718	23,895	112,286	38,916

NET INCOME PER SHARE (1):
Basic	0.54	0.33	1.39	0.55
Diluted	0.52	0.28	1.31	0.46
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING USED IN COMPUTATION OF NET INCOME PER SHARE (in thousands) (1)
Basic	82,705	73,395	80,843	71,084
Diluted	86,264	84,165	85,802	83,788

(1) The number of shares have been adjusted retroactively for a 1-for-2 stock split of InMode shares by way of an issuance of bonus shares, that occurred pursuant to a resolution of our board of directors dated September 14, 2021.

INMODE LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands, except for per share data)
(Unaudited)

	September 30, 2021	December 31, 2020
Assets
CURRENT ASSETS:
Cash and cash equivalents	68,928	68,938
Marketable securities	265,262	142,007
Short-term bank deposits	53,221	49,589
Accounts receivable, net of allowance for doubtful accounts	22,629	10,499
Other receivables	10,770	3,575
Inventories	19,178	14,983
TOTAL CURRENT ASSETS	439,988	289,591
NON-CURRENT ASSETS:
Accounts receivable	450	477
Other receivables	-	2,894
Deferred income taxes, net	607	64
Operating lease right-of-use assets	4,652	1,153
Property and equipment, net	1,361	982
Other investments	600	600
TOTAL NON-CURRENT ASSETS	7,670	6,170
TOTAL ASSETS	447,658	295,761

Liabilities and shareholders’ equity
CURRENT LIABILITIES:
Accounts payable	8,884	6,410
Contract liabilities	12,804	11,900
Other liabilities	32,183	16,720
TOTAL CURRENT LIABILITIES	53,871	35,030
NON-CURRENT LIABILITIES:
Contract liabilities	2,279	1,988
Other liabilities	3,936	2,910
Operating lease liabilities	3,546	358
TOTAL NON-CURRENT LIABILITIES	9,761	5,256
TOTAL LIABILITIES	63,632	40,286

TOTAL SHAREHOLDERS’ EQUITY	384,026	255,475
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	447,658	295,761

INMODE LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands, except for per share data)
(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	44,718	23,884	112,389	38,955
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	136	108	378	307
Share-based compensation expenses	3,192	2,404	8,838	9,614
Allowance for doubtful accounts	48	-	375	466
Loss on marketable securities, net	26	11	33	2
Finance expenses (income), net	789	(279)	1,598	(11)
Deferred income taxes, net	(189)	347	(391)	1,173
Changes in operating assets and liabilities:
Increase in accounts receivable	(4,403)	(7,628)	(12,478)	(10,083)
Decrease (increase) in other receivables	(4,101)	537	(4,418)	(960)
Decrease (increase) in inventories	(1,784)	1,356	(4,195)	(5,463)
Increase in accounts payable	1,161	257	2,474	581
Increase in other liabilities	11,157	4,187	16,194	4,717
Increase (decrease) in contract liabilities	(277)	5,010	1,195	(1,660)
Net cash provided by operating activities	50,473	30,194	121,992	37,638
CASH FLOWS FROM INVESTING ACTIVITIES:
Investment in short-term deposits	(25,090)	(18,090)	(66,090)	(49,699)
Proceeds from short-term deposits	24,090	6,720	62,180	34,810
Purchase of fixed assets	(254)	(103)	(757)	(428)
Purchase of marketable securities	(77,547)	(41,085)	(203,274)	(119,394)
Proceeds from sale of marketable securities	30,660	25,500	78,642	117,786
Net cash (used in) investing activities	(48,141)	(27,058)	(129,299)	(16,925)
CASH FLOWS FROM FINANCING ACTIVITIES:
Repurchase of ordinary shares	-	-	(11,921)	-
Exercise of options	5,200	698	19,803	3,248
Net cash provided by financing activities	5,200	698	7,882	3,248
EFFECT OF EXCHANGE RATE CHANGES ON CASH	(376)	234	(585)	147
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	7,156	4,068	(10)	24,108

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	61,772	64,767	68,938	44,727
CASH AND CASH EQUIVALENTS AT END OF PERIOD	68,928	68,835	68,928	68,835

INMODE LTD.
CONDENSED CONSOLIDATED FINANCIAL HIGHLIGHTS
(U.S. dollars in thousands, except for per share data)
(Unaudited)

	Three months ended September 30,				Nine months ended September 30,				Year ended December 31,
	2021		2020		2021		2020		2020
Revenues by Geography:
United States	62,613	66%	40,880	68%	163,048	66%	95,763	73%	149,488	73%
International	31,563	34%	18,834	32%	83,977	34%	35,157	27%	56,619	27%
Total Net Revenue	94,176	100%	59,714	100%	247,025	100%	130,920	100%	206,107	100%

	Three months ended September 30,				Nine months ended September 30,				Year ended December 31,
	2021		2020		2021		2020		2020
Revenues by Category:
Capital equipment revenues	85,067	90%	54,305	91%	220,644	89%	116,862	89%	185,320	90%
Consumables and service revenues	9,109	10%	5,409	9%	26,381	11%	14,058	11%	20,787	10%
Total Net Revenue	94,176	100%	59,714	100%	247,025	100%	130,920	100%	206,107	100%

	Three months ended September 30,						Nine months ended September 30,
	2021			2020			2021			2020
	%			%			%			%
	United States	International	Total	United States	International	Total	United States	International	Total	United States	International	Total
Revenues by Technology:
Minimally Invasive	73	73	73	54	70	59	70	74	71	56	72	60
Hands-Free	25	5	18	43	13	34	28	7	21	42	10	34
Non-Invasive	2	22	9	3	17	7	2	19	8	2	18	6
	100	100	100	100	100	100	100	100	100	100	100	100

INMODE LTD.
RECONCILIATION OF GAAP CONDENSED CONSOLIDATED STATEMENTS OF
 INCOME TO NON-GAAP CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(U.S. dollars in thousands, except for per share data)
(Unaudited)

	Three months ended September 30, 2021			Three months ended September 30, 2020
	GAAP	Share Based Compensation	Non-GAAP	GAAP	Share Based Compensation	Non-GAAP
REVENUES	94,176	-	94,176	59,714	-	59,714
COST OF REVENUES	13,943	(301)	13,642	9,395	(155)	9,240
GROSS PROFIT	80,233	301	80,534	50,319	155	50,474
OPERATING EXPENSES:
Research and development	2,248	(425)	1,823	1,959	(124)	1,835
Sales and marketing	30,835	(2,208)	28,627	23,758	(1,974)	21,784
General and administrative	2,132	(258)	1,874	1,309	(151)	1,158
TOTAL OPERATING EXPENSES	35,215	(2,891)	32,324	27,026	(2,249)	24,777
INCOME FROM OPERATIONS	45,018	3,192	48,210	23,293	2,404	25,697
Finance income (expenses), net	(65)	-	(65)	798	-	798
INCOME BEFORE TAXES	44,953	3,192	48,145	24,091	2,404	26,495
INCOME TAXES (TAX BENEFIT)	235	-	235	207	(339)	(132)
NET INCOME	44,718	3,192	47,910	23,884	2,743	26,627
Add: Loss attributable to non-controlling interests	-	-	-	11	-	11
NET INCOME ATTRIBUTABLE TO INMODE LTD.	44,718	3,192	47,910	23,895	2,743	26,638

NET INCOME PER SHARE (1):
Basic	0.54		0.58	0.33		0.36
Diluted	0.52		0.55	0.28		0.31
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING USED IN COMPUTATION OF NET INCOME PER SHARE (in thousands) (1)
Basic	82,705		82,705	73,395		73,395
Diluted	86,264		86,494	84,165		84,577

(1) The number of shares have been adjusted retroactively for a 1-for-2 stock split of InMode shares by way of an issuance of bonus shares, that occurred pursuant to a resolution of our board of directors dated September 14, 2021.

INMODE LTD.
RECONCILIATION OF GAAP CONDENSED CONSOLIDATED STATEMENTS OF
 INCOME TO NON-GAAP CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(U.S. dollars in thousands, except for per share data)
(Unaudited)

	Nine months ended September 30, 2021			Nine months ended September 30, 2020
	GAAP	Share Based Compensation	Non-GAAP	GAAP	Share Based Compensation	Non-GAAP
REVENUES	247,025	-	247,025	130,920	-	130,920
COST OF REVENUES	36,745	(804)	35,941	20,274	(380)	19,894
GROSS PROFIT	210,280	804	211,084	110,646	380	111,026
OPERATING EXPENSES:
Research and development	7,004	(1,112)	5,892	7,207	(2,132)	5,075
Sales and marketing	84,067	(6,154)	77,913	61,293	(6,569)	54,724
General and administrative	5,884	(768)	5,116	4,745	(533)	4,212
TOTAL OPERATING EXPENSES	96,955	(8,034)	88,921	73,245	(9,234)	64,011
INCOME FROM OPERATIONS	113,325	8,838	122,163	37,401	9,614	47,015
Finance income, net	407	-	407	2,063	-	2,063
INCOME BEFORE TAXES	113,732	8,838	122,570	39,464	9,614	49,078
INCOME TAXES (TAX BENEFIT)	1,343	-	1,343	509	(763)	(254)
NET INCOME	112,389	8,838	121,227	38,955	10,377	49,332
Add: Net Income attributable to non-controlling interests	(103)	-	(103)	(39)	-	(39)
NET INCOME ATTRIBUTABLE TO INMODE LTD.	112,286	8,838	121,124	38,916	10,377	49,293

NET INCOME PER SHARE (1):
Basic	1.39		1.50	0.55		0.69
Diluted	1.31		1.41	0.46		0.59
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING USED IN COMPUTATION OF NET INCOME PER SHARE (in thousands) (1)
Basic	80,843		80,843	71,084		71,084
Diluted	85,802		86,059	83,788		84,122

(1) The number of shares have been adjusted retroactively for a 1-for-2 stock split of InMode shares by way of an issuance of bonus shares, that occurred pursuant to a resolution of our board of directors dated September 14, 2021.